FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement Nos. 333-268718 and 333-268718-01 Dated May 27, 2025
Jump Securities with Auto-Callable Feature Based on the Worst Performing of the Energy Select Sector SPDR® Fund, the Financial Select Sector SPDR® Fund and the Utilities Select Sector SPDR® Fund due June 4, 2031
Fully and Unconditionally Guaranteed by Bank of America Corporation
Principal at Risk Securities
This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.
The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest. Investors will not participate in any appreciation in any of the underlying shares. The securities are for investors who are willing to risk their principal and forego current income and participation in the appreciation of any of the underlying shares in exchange for the possibility of receiving an early redemption payment or payment at maturity greater than the stated principal amount if each of the underlying shares closes at or above its respective call threshold price on a quarterly determination date or the final determination date, respectively.  The securities are our senior debt securities. Any payments on the securities are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). The securities are issued as part of BofA Finance LLC’s (“BofA Finance”) “Medium-Term Notes, Series A” program.
SUMMARY TERMS
Issuer:	BofA Finance
Guarantor:	BAC
Underlying shares:	The Energy Select Sector SPDR® Fund (Bloomberg symbol: “XLE”), the Financial Select Sector SPDR® Fund (Bloomberg symbol: “XLF”) and the Utilities Select Sector SPDR® Fund (Bloomberg symbol “XLU”)
Stated principal amount:	$1,000.00 per security
Issue price:	$1,000.00 per security
Pricing date:	May 30, 2025
Original issue date:	June 4, 2025 (3 business days after the pricing date)
Maturity date:	June 4, 2031
Early redemption:
If, on any quarterly determination date prior to the final determination date, beginning on June 8, 2026, the determination closing price of each of the underlying shares is greater than or equal to its respective call threshold price, the securities will be automatically redeemed for the applicable early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

Early redemption payment:
The early redemption payment for each quarterly determination date prior to the final determination date will be an amount in cash per stated principal amount corresponding to a return of approximately at least 9.75% per annum. See “Determination Dates, Early Redemption Dates and Early Redemption Payments” below.

Determination closing price:
For each of the underlying shares, the closing price of such underlying shares on any redemption determination date other than the final determination date times the adjustment factor for such underlying shares on such redemption determination date.

Payment at maturity:
If the securities have not previously been redeemed, you will receive at maturity a cash payment per security as follows:
●
If the final share price of each of the underlying shares is greater than or equal to its respective call threshold price:
At least $1,585.00 (set on the pricing date)
●
If the final share price of any of the underlying shares is less than its respective call threshold price:
$1,000 × share performance factor of the worst performing of the underlying shares
Under these circumstances, the payment at maturity will be less than 90% of the stated principal amount of the securities and could be zero.

Initial share price:	For each of the underlying shares, the closing price of such underlying shares on the pricing date.
Final share price:	For each of the underlying shares, the closing price of such underlying shares on the final determination date times the adjustment factor for such underlying shares on such date.
Worst performing of the underlying shares:	The underlying shares with the largest percentage decrease from the respective initial share price to the respective final share price.
Share performance factor:	With respect to each of the underlying shares, its final share price divided by its initial share price.
Adjustment factor:
With respect to each of the underlying shares, 1.0, subject to adjustment in the event of certain events affecting such underlying shares as described in “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” beginning on page PS-28 of the accompanying product supplement.

Determination dates:
Quarterly. See “Determination Dates, Early Redemption Dates and Early Redemption Payments” below. We also refer to May 30, 2031 as the final determination date.
The determination dates are subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” beginning on page PS-23 of the accompanying product supplement.

Early redemption dates:	Quarterly, beginning on June 11, 2026 and ending on March 5, 2031. See “Determination Dates, Early Redemption Dates and Early Redemption Payments” below.
Call threshold price:	With respect to each of the underlying shares, 90% of its initial share price for such underlying shares.
CUSIP / ISIN:	09711HLL5 / US09711HLL59
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the pricing date:	Expected to be between $900.00 and $955.00 per $1,000 in principal amount of securities. See “Structuring the securities” in the preliminary pricing supplement.
Preliminary pricing supplement	https://www.sec.gov/Archives/edgar/data/70858/000191870425008253/form424b2.htm
Hypothetical Payment at Maturity (if the securities have not been previously redeemed)
Change in the Performance of the Worst Performing of the Underlying Shares	Payment at Maturity
+50.00%	At least $1,585.00 (set on the pricing date)
+40.00%	At least $1,585.00 (set on the pricing date)
+30.00%	At least $1,585.00 (set on the pricing date)
+20.00%	At least $1,585.00 (set on the pricing date)
+10.00%	At least $1,585.00 (set on the pricing date)
0.00%	At least $1,585.00 (set on the pricing date)
-10.00%	$1,000.00
-11.00%	$890.00
-20.00%	$800.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00
The pricing date, issue date and other dates set forth above and on the following page are subject to change, and will be set forth in the final pricing supplement relating to the securities.

Determination Dates		Early Redemption Dates		Early Redemption Payments (per $1,000 Security)*
1st determination date:	June 8, 2026	1st early redemption date:	June 11, 2026	At least $1,097.500
2nd determination date:	August 31, 2026	2nd early redemption date:	September 3, 2026	At least $1,121.875
3rd determination date:	November 30, 2026	3rd early redemption date:	December 3, 2026	At least $1,146.250
4th determination date:	March 1, 2027	4th early redemption date:	March 4, 2027	At least $1,170.625
5th determination date:	June 1, 2027	5th early redemption date:	June 4, 2027	At least $1,195.000
6th determination date:	August 30, 2027	6th early redemption date:	September 2, 2027	At least $1,219.375
7th determination date:	November 30, 2027	7th early redemption date:	December 3, 2027	At least $1,243.750
8th determination date:	February 29, 2028	8th early redemption date:	March 3, 2028	At least $1,268.125
9th determination date:	May 30, 2028	9th early redemption date:	June 2, 2028	At least $1,292.500
10th determination date:	August 30, 2028	10th early redemption date:	September 5, 2028	At least $1,316.875
11th determination date:	November 30, 2028	11th early redemption date:	December 5, 2028	At least $1,341.250
12th determination date:	February 28, 2029	12th early redemption date:	March 5, 2029	At least $1,365.625
13th determination date:	May 30, 2029	13th early redemption date:	June 4, 2029	At least $1,390.000
14th determination date:	August 30, 2029	14th early redemption date:	September 5, 2029	At least $1,414.375
15th determination date:	November 30, 2029	15th early redemption date:	December 5, 2029	At least $1,438.750
16th determination date:	February 28, 2030	16th early redemption date:	March 5, 2030	At least $1,463.125
17th determination date:	May 30, 2030	17th early redemption date:	June 4, 2030	At least $1,487.500
18th determination date:	August 30, 2030	18th early redemption date:	September 5, 2030	At least $1,511.875
19th determination date:	December 2, 2030	19th early redemption date:	December 5, 2030	At least $1,536.250
20th determination date:	February 28, 2031	20th early redemption date:	March 5, 2031	At least $1,560.625
Final determination date:	May 30, 2031	See “Maturity date” above.		See “Payment at maturity” above.
*The actual Early Redemption Payments will be set on the pricing date.

You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, prospectus supplement and prospectus for the securities under “Additional Information about the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.
This free writing prospectus is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofA Securities, Inc. (“BofAS”) by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering.
Underlying shares
For information about each of the underlying shares, including historical performance information, see the accompanying preliminary pricing supplement.
Risk Considerations
The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.
Structure-related Risks
■	Your investment may result in a significant loss; there is no guaranteed return of principal.
■	Any positive investment return on the securities is limited.
■	The securities do not bear interest.
■	The securities are subject to potential early redemption, which would limit your ability to receive further payment on the securities.
■	Your return on the securities may be less than the yield on a conventional debt security of comparable maturity.
■	The early redemption payment or payment at maturity, as applicable, will not reflect changes in the prices of the underlying shares other than on the determination dates.
■
Because the securities are linked to the worst performing (and not the average performance) of the underlying shares, you may not receive any return on the securities and may lose a significant portion or all of your investment in the securities even if the determination closing price or final share price, as applicable, of one of the underlying shares is greater than or equal to its respective call threshold price.

■
Any payments on the securities are subject to our credit risk and the credit risk of the guarantor, and any actual or perceived changes in our or the guarantor’s creditworthiness are expected to affect the value of the securities.

■	We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.
Valuation- and Market-related Risks
■	The price to public you pay for the securities will exceed their initial estimated value.
■
The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your securities in any secondary market (if any exists) at any time.

■	We cannot assure you that a trading market for your securities will ever develop or be maintained.
Conflict-related Risks
■
Trading and hedging activities by us, the guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may affect your return on the securities and their market value.

■	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.
Underlying Shares-related Risks
■	The stocks held by the XLE, the XLF and the XLU are concentrated in three sectors.
■	Adverse conditions in the energy sector may reduce your return on the securities.
■	The stocks of companies in the energy sector are subject to swift price fluctuations.
■	Adverse conditions in the financial sector may reduce your return on the securities.
■	Economic conditions have adversely impacted the stock prices of many companies in the financial services sector.
■	Adverse conditions in the utilities sector may reduce your return on the securities.
■	The anti-dilution adjustments will be limited.
■
The performance of each of the underlying shares may not correlate with the performance of its respective underlying index as well as the net asset value per share of such underlying shares, especially during periods of market volatility.

■
The publisher or the sponsor or investment advisor of each of the underlying shares may adjust such underlying shares in a way that affects its values, and the publisher or the sponsor or investment advisor has no obligation to consider your interests.

Tax-related Risks
■	The U.S. federal income tax consequences of an investment in the securities are uncertain, and may be adverse to a holder of the securities.
Tax Considerations
You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.